UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

Jeffrey Howie
Chief Financial Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Re: Williams-Sonoma, Inc.
Form 10-K for Fiscal Year Ended February 2, 2025
File No. 001-14077

Dear Jeffrey Howie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services